Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Ecomobilité Ventures announces Its First Three Investments

Paris, October 10, 2012 – Ecomobilité Ventures, Europe’s First Private Equity Fund Dedicated to Innovation in Sustainable Mobility, today announced that it had invested a total of €5 million to acquire equity interests in three companies, Move About, EZ-Wheel and Zilok Auto.

The key to ensuring the success of sustainable mobility lies in stepped up innovation and moreextensive cooperation between start-ups and large corporations. Ecomobilité Ventures, the private equity fund created by French national railway operator SNCF, mobile telephone operator Orange and energy company Total, intends to provide long-term support for this fast growing industry. Backed by €25 million in capital, the corporate partnership is focusing its investments on four priority areas: transportation services, innovative information technology, connected vehicles and mobility products, and intelligent infrastructure.

The three fledgling companies selected are helping to foster the emergence of new modes of transportation and mobility solutions, each in its own sector.

Move About, a Norwegian company set up in 2008 par Jan-Olaf Willums, offers an EV car sharing service to companies and municipalities. Present in Scandinavia and Germany, Move About manages 100 vehicles for customers that include IKEA, KPMG and Microsoft.

EZ-Wheel, led by Jérôme Pénigaud, is a start-up based in Angoulême (France) that has developed the world’s first integrated, plug-and-play electric wheel to make it easier to move handling equipment. The innovative self-propelled solution has been available since 2011, with several hundred wheels already sold to hospitals and manufacturers. Zilok Auto, a collaborative platform created by Marion Carrette, allows French car owners to rent their vehicles to other people, thereby optimizing use.

Zilok Auto has seen its membership and transactions increase steadily since July 2012 and has 3,000 cars available to rent.

These three stakes reflect an investment strategy that balances mobility products and services, French and foreign companies, and start-ups and more mature businesses.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

“These first three investments are proof that the innovative partnership approach taken by Ecomobilité Ventures works,” says Fabienne Herlaut, Managing Partner of Ecomobilité Ventures.

“They demonstrate that big corporations can effectively team up to identify and support highpotential start-ups on the road to well-deserved success.”

What the Partners Say

“For Orange, the Ecomobilité Ventures fund is a powerful vehicle for supporting young companies innovating in the area of sustainable mobility today,” states Nathalie Leboucher, Senior Vice-President Smart Cities at Orange. “Through our strategic Orange Smart Cities program, we are leveraging our telecommunications and IT network experience and expertise to develop sustainable solutions for smarter transportation.”

“We are delighted to be supporting the growth and innovations of these three young companies. Once fully mature, their products and services will offer effective solutions that facilitate our customers’ mobility,” comments Manoelle Lepoutre, Executive Vice President, Sustainable Development & Environment at Total. “All three investments are aligned with our aim for Ecomobilité Ventures – fostering the emergence of tomorrow’s sustainable mobility leaders.”

“The world of responsible mobility is being transformed by innovative initiatives championed by creative entrepreneurs,” says Bernard Emsellem, Executive Manager for Ecomobility at SNCF and Chairman of the Ecomobilité Ventures fund. “Their ideas are gradually shaping a new approach that factors in the looming energy and climate crises and capitalizes on the opportunities afforded by the digital revolution.”

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About Ecomobilité Ventures

Ecomobilité Ventures is a private equity fund dedicated to sustainable mobility. The company has investment capital of €25 million, contributed by French national railway operator SNCF, mobile telephone operator Orange and energy company Total. It is positioned as a long-term partner for young, innovative European businesses, which it supports by acquiring minority interests for between €1 million and €4 million. The fund’s objective is to build a portfolio of around ten companies dedicated to becoming the leaders of tomorrow.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com